Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Detail Calculation in accordance with Reg S-K Item 503(d)

		Year Ended December 31,
	Six- Months ended June 30, 2009	2008	2007	2006	2005	2004

Earnings
Income (loss) before income taxes and non-controlling interests	(2,869,411)	(2,849,376)	(11,452,583)	(11,708,328)	(760,504)	(72,391)
Fixed Charges	-	-	876	-	411,693	60,492
Interest Capitalized	-	-	-	-	-	-

Total earnings for computation of ratio	(2,869,411)	(2,849,376)	(11,451,707)	(11,708,328)	(348,811)	(11,899)

Fixed Charges
Interest expenses	-	-	876	-	411,693	60,492
Interest capitalized	-	-	-	-	-	-
Financing charge from early retirement benefits costs	-	-	-	-	-	-
Bills discounting charges	-	-	-	-	-	-

Total fixed charges	-	-	876	-	411,693	60,492

Earnings to Fixed Charges	-	-	(13,073)	-	(0.85)	(0.20)